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Fundamentally changing how whiskey is made.

For centuries, distillers made whiskey from low-quality beers, thinking it didn't affect the whiskey's
final flavor profile. We proved them wrong. We make craft whiskeys from high-quality craft beers,
each with a dramatically different flavor profile. Since we started in 2013, we've grown 100+ percent
each year, and are now raising funds to open a new 18,000 square foot flagship facility in SF's rapidly-
developing Mission Bay neighborhood to keep up with the high demand.



Tim Obert
Co-Founder & CEO
Founder and CEO of the fastest growing brewery and distillery in San Francisco

Why you may want to invest

1 On track for $3.5M in sales this year, up from $1.17M in 2017.

2 Grown 100+ percent each year since launch.

3 Raised $968K in pre-seed round.

4 New location will share building with Adobe's new HQ with 5,000 employees.

5 Profitable.

6 2,500+ retail locations.

7 Produce craft whiskey made from craft beers and craft beers.

Our Ambition

In five years, we aim to be the number one brewery and distillery in San Francisco with distribution throughout the United States. We've seen steady growth since launch, growing at a rate of 100+ percent each year. We're on track to reach $3.5 million in sales this year, a 190% increase from last year.

📄 Seven_Stills_Series_A_Investor_Deck.pdf

https://sevenstillsofsf.com



Why I Like Seven Stills

" *I met Tim and Clint when they were operating out of a storage facility still proving to the world distilling craft beer creates new and wonderful taste profiles. I remember the hockey-stick sales growth curve Tim showed me on a small whiteboard in that facility - he's bought a much bigger whiteboard since that day so they can track their sales! It's been amazing to see these two hustle and establish Seven Stills as a premier whiskey distillery & brewery in such a short time. I'm really excited to see the next stage of growth for Seven Stills and see them become a staple in every bar across America.*

David Shin
LEAD INVESTOR, SEVEN STILLS

THE BUZZ ABOUT SEVEN STILLS

> *Seven Stills' bright and industrial tasting room is a great place for small groups thanks to tables, counters, and stools made out of barrels.*

 **Thrillist**
Food, drink, travel and entertainment site

> *Chocosmoke is delicious, chocolatey upfront and earthy like sourdough crust, and Whipnose is astonishing. Distilling amplifies the flavors of mash, but it also has a way of eliminating bitterness and softening sour notes, which makes good work of an IPA's hoppy profile. Additionally, the process seems to enhance an IPA's aromas, but on the tongue it leaves a pleasant, prickly sharp whiskey that's as fresh and sweet as a mowed lawn.*

 **Molly Gore**
Food Writer for Edible San Francisco

> *Tomahawp isn't overdone. The nose finds plenty of musky, peppery hop aromas, but underneath that bitterness there's a mint chocolate note and hints green apple as well as coffee. The palate kicks off unsurprisingly, a tobacco and heavy herb note, with hits of cloves and burnt toast lingering. The finish is sweeter than expected, but spicy with black pepper and showing lingering coriander notes. Tomahawp doesn't reinvent the world of IPA-distilled whiskeys, but it's still a well-crafted example of the style.*

 **Christopher Null**
Editor-in-Chief of Drinkhacker

> *We have the ability to play around with different types of grains, with chocolate grains and different toasts. That opens up a whole new world of possibilities. I find that these are more complex.*

Jeff Harber
Distiller at Seven Stills Brewery and Distillery

Seven Stills owners Tim Obert and Clint Potter offer the best of both worlds for whiskey lovers and hop-heads: whiskeys made from their own craft beers. The spirits are produced in a towering copper pot still at the brand's 4,400-square-foot Bayview facility. The space was designed by Obert himself, who brought in local street artists to adorn the walls. The 30-minute tour includes a tasting flight of the brand's four whiskeys, distilled from a chocolate oatmeal stout, a double IPA, a coffee porter and a sour beer. In early 2017, Seven Stills launched the Lawton Taproom, an Outer Sunset bar where fans can sample the brewery's craft beers and shandies.

Lauren Sheber

Writer for Time Out

Seven Stills of SF, the city's newest and only mainland distillery. Their initial public offering: a small batch of notably non-Russian vodka called California Courage. Now available online and in a handful of city shops and bars, Courage has a subtle, almost citrus hint of corn sweetness that isn't cloying — smooth enough to sip straight, light and soft enough that it won't offend more delicate buds.

InsideHook

Lifestyle Magazine

The beers and whiskeys of Seven Stills

Toff Plonker ESB (6.5%, $7/glass): At 6.5 percent and much paler than its counterparts, this Extra Special Bitter is not quite true to the English style, but it nevertheless delivers the requisite nutty malt overtones and subtle tea-like

July 1, 2018 @ sfchronicle.com

How the surging Seven Stills found the magic formula of beer and spirits

"Quiet on the set!" The director is shouting, flanked by a woman behind the bar grasping a boom pole and a man adjusting his camera. A forklift by the 300-gallon copper whiskey still has ceased beeping and filming is set to resume

July 1, 2018 @ sfchronicle.com

Still Waters

From apocryphal Mark Twain quotes about our frigid summertime to the acceptability of assless chaps, SF is no stranger to the poetic lie. So, too, the myth of the SF distillery. Much as we love Alameda and TI (and the booze there

June 14, 2018 @ insidehook.com

Seven Stills Brewery & Distillery in San Francisco | Gilt.com

This innovative brewery and distillery (which creates whiskey from its own craft beer) is a spirited place for holiday parties, New Year's Eve and upbeat tours.

June 14, 2018 @ gilt.com

Seven Stills: A San Francisco, CA Bar.

Whiskey distilled from craft beer is the name of the game at Seven Stills Brewery. The process begins with house-made beer, whose varieties include "beerceptions" (beer that's been aged in a whiskey barrel made from the same

June 14, 2018 @ thrillist.com

Barred From Serving Liquor, Bayview Craft Distillery Seeks Public Support For Code Amendment | Hoodline

Three years ago, college friends Tim Obert and Clint Potter started an experiment in the concept of making whiskey from craft beer. The idea quickly grew into a business, and this July, Seven Stills opened its doors in a 4,400-

June 14, 2018 @ hoodline.com

The new trend in craft beers - turning them into whiskey

A shot of whiskey and a chaser of beer has long been a standby after a hard day of work or during a night out. But now, the two drinks are being fused together in a whole new way. Distilleries are now making whiskey out of craft beer.

May 4, 2018 @ abc7news.com

Review: Seven Stills of San Francisco Tomahawp Whiskey

Seven Stills of San Francisco continues its march of collaborative whiskeys with Tomahawp. It starts as a Double IPA (also called Tomahawp) brewed in collaboration with Alvarado Street Brewery. The whiskey takes the Tomahawp

April 3, 2018 @ drinkhacker.com

Rule-Breaking Craft Brewery and Distillery Takes Over Nob Hill Hotel Bar

Seven Stills of San Francisco, a craft brewery and distillery gaining a reputation for its fresh beer and craft whiskey distilled from that beer, is opening a new, upscale outpost to showcase its many unique products: A bar inside the

March 29, 2018 @ sf.eater.com

Seven Stills Finds a Niche Between Beer and Whiskey



San Francisco is a city saturated: single-origin coffee, pickles, artisanal cutting boards, leatherworkers, flannel, craft beer. For the last of these, our scene has proven to have the invisible elasticity of a clown car when it comes to holding

March 21, 2018 @ ediblesanfrancisco.ediblecommunities.com

Seven Stills





Seven Stills owners Tim Obert and Clint Potter offer the best of both worlds for whiskey lovers and hop-heads: whiskeys made from their own craft beers. The spirits are produced in a towering copper pot still at the brand's 4,400-square-



Seven Stills Distillery to Host Grand Opening of Distillery and Tasting Room at UrbanPointSF - The Registry

Industry and Media Launch Party at Dolmen Property Group's PDR Space in Bayview SAN FRANCISCO (July 13, 2016) - Seven Stills of SF, a local distillery specializing in creating whiskey's distilled from their own craft beers, will hold a
July 14, 2016 @ news.theregistrysf.com



Seven Stills Distillery Opens in Bayview With Whiskey Distilled From Beer

Bayview is shaping up to be San Francisco's hot new brewery and distillery destination, with places like Laughing Monk and Sequoia Sake leading the charge. Now, Seven Stills, a whiskey distillery, has joined the party, bringing its
June 9, 2016 @ sf.eater.com



Seven stills SF interview

Both are in their late 20s and some of the youngest distillers in the country, but what's even more special is their approach to Whiskey from the beer drinker's perspective. Tim's drink of choice is beer.
December 10, 2015 @ flaviar.com



Seven Stills, a New Craft Distillery, Takes Shape in San Francisco

A new craft distillery from a pair of beer and whiskey enthusiasts is taking shape at the edge of Potrero Hill (2501 Cesar Chavez), and it's called Seven Stills. It's the project of two guys, Tim Obert and Clint Potter who studied
March 29, 2013 @ grubstreet.com

We're Fundamentally Changing How Whiskey is Made

Craft beer is booming. But what about craft whiskey? Most people don't realize that whiskey actually starts out as beer. For generations, the conventional wisdom was that the base beer doesn't affect the flavor the finished whiskey. But in 2013, we started making amazing craft beers, then distilling them into whiskey. We ended up with craft whiskeys that are drastically different in flavor depending on whether the beer is an IPA, a sour, or a stout.

We're Building Our Fourth Taproom – the Biggest One Yet

We're building a new flagship brewery / distillery / taproom / restaurant. It's 18,000 square feet at 100 Hooper, in San Francisco's Mission Bay neighborhood, less than a mile from AT&T Park (home to the San Francisco Giants) and the Chase Center (the soon-to-be home for the Golden State Warriors). With so much space, we're putting in a massive tasting bar, retail area, restaurant, kitchen, and even a private lounge, in addition to our brewhouse. We share the building with Adobe's new headquarters for 5,000 employees – a built-in customer base for post-work happy hour.

Craft Whiskeys Made from Craft Beers








We started with our Core Series of seven whiskeys – one for each of the original seven hills of San Francisco. Each bottle is designed by a different local street artist. Since then, we've added the Collaboration Series, made together with other distilleries or visiting brewers, and the Experimental Series, one-off batches exclusively available at our distillery. For beer, we focus on massively dry-hopped, zero-IBU single and double IPAs.

Our Progress So Far

Between 2013 and 2017, Seven Stills has grown at 100+ percent each year, finishing off 2017 with sales of $1.17 million. Our brand is growing strong, and we're for $3.5 million in 2018 sales *without* our new taproom. 100 Hooper will mark our biggest and most audacious expansion yet, and when it opens in October, we're projecting an extra $4.4 million in sales just from direct-to-consumer sales

2013

Tim and Clint Found Seven Stills

They put in $30,000 and got to work.

December 2015

Raised $775K Seed Round

Raised for construction of Bayview distillery.

July 2016

Opened Bayview Brewery and Distillery to Public

November 2016

Opened First Satellite Taproom and Restaurant in SF's Outer Sunset Neighborhood

October 20

Started Canning Beers

People bought them as fast as we could produce them!

March 2018

Completed expansion of brewing facilities to increase capacity 9x

March 2018

Opened Second Satellite Taproom and Resataurant in SF's Stanford Court.

April 2018

Signed Lease for 18,000 Sq. Ft Taproom

Located right outside the new Warriors Stadium in SF's booming Mission Bay neighborhood.

Summer 2018

Taproom Construction

Located right outside the new Warriors stadium.

October 2018

New Taproom Open for Business!

Letter from the Founders

July 31, 2018

Dear Investors,

Thank you for considering investing in our company. When Clint and I founded Seven Stills we were 24-year-olds with the crazy dream of opening up a distillery. On top of that we were trying to open up the FIRST distillery to the public in one of the most expensive cities in the world. It took a lot of hard work and a lot of

When Clint and I founded Seven Stills in 2013 we were two 24-year-olds with an unbelievable amount of hustle and an unexplainable drive to start our own business and succeed.

Of course, there are many factors that should be considered when making a business decision but in my humble opinion, the most important aspect of any company is the founders. Clint and I have had tremendous success growing our company and team over the last five years. We are currently profitable, with a team of 39 employees and a naturally growing business, but there is hardly a day that you won't be able to stop by the brewery/distillery without seeing me and Clint.

Sincerely,

Tim Obert

CEO

Doubled Growth Every Year Since Launch

And we're on track to hit $3.5 million this year, 63% higher than our original projection.

With our expansive new taproom opening in October, we project sales of $9.7 million. When we sell direct to consumers or to-go, we operate an 85% margin. For in-house consumption, it's 95%.

Meet the Founders





Tim Obert
Co-Founder & CEO
Founder and CEO of the fastest growing brewery and distillery in San Francisco

Clinton Potter
Co-Founder & Distiller
Former Design Engineer, Learned Distilling from a member of the Irish Whiskey Society

AND THE REST OF THE TEAM



Rylan Ortiz

Head Brewer

Former Production, Packaging, and Wort Production at Speakeasy Ales and Lagers





Ryan Kelly

Head of Marketing

User Experience Creator through writing, research, strategy communication, and design





Mitchell Wackerman

Area Sales Manager

Experienced facilitator of high quality libations





Christine Bagwell

Events Manager

International Business at San Francisco State University, Experienced in Food and Beverage Industry





Michelle Schumaker

Area Sales Manager

Former Associate Production Manager- Gymboree, Former Assistant production Manager- Old Navy





Will Greeley

Designer

Illustrator influenced by classic cartoons | Focus- characters, precise draftsmanship, color schemes





Sean O'Leary

Manager

Founder of Nosotros SF, Experience in Service Industry as Manager and Kitchen Staff



Interview

Wefunder interviewed Tim Obert on May 31, 2018.

– COLLAPSE ALL

WF: What is Seven Stills? ^

OBERT: We're a brewery and distillery. We founded our company in 2013. The model was super unique, which was to make whiskey out of craft beer. We started with that concept, and continued it for our first three and a half years. Then we started getting more into the craft beer, to leverage what we're working on with all these cool projects. Today, our intention is to have the craft beer alongside the whiskeys that we're making from the same craft beers.

WF: What does it mean to make whiskey from craft beer? ^

OBERT: We brew beer on site, then use that to make whiskey. We're the only brewery and distillery on the same premises in the United States.

A lot of people don't realize that a whiskey essentially starts from a beer. A whiskey, in its basic form, is a mash that's been fermented from some kind of grain, usually barley or oats, or for bourbon, it's corn. That fermented mash is distilled. Then, that distillate is aged in barrels. What we found was, basically, that there was a crossover between that first step of making whiskey and the entire process of making beer. Most distilleries use a low-quality barley or low-quality corn and distillers yeast and crank out something as fast as they can.

What we started experimenting with was high-quality, specialty malted barley, high-quality California brewers' yeast, and a two- to three-week fermentation process that really let the flavors develop. At that point, we would distill the finished beer. It would be the same beer that we would put in a keg, but instead of kegging it or canning it, we would distill it. Then we would take the distilled alcohol from the beer, put it in a barrel, and age it to make whiskey. The common school of thought was that the flavor profile of the base beer don't have any impact on the finished whiskey, but our model has proven that wrong. All of the whiskeys we make are drastically different in flavor, based on whether they're coming from an IPA or a stout or a sour beer.

WF: How did you develop this hybrid brewing-distilling process? ^

OBERT: Years ago, Clint and I were sitting at a bar drinking beer, and he was telling me about a class he was taking at UC Berkeley where he was learning that whiskeys were made from low-quality beer. We had had a couple of drinks, and I had this "Oh!" moment where I said, "We should take some of the beers that I'm home-brewing and distill them." It was just a fun experiment. We went online and bought a 10-gallon pot still for about $500. We would get together once a week at Clint's parents house and distill a batch of beer that I had brewed the previous week.

While we were doing that, I started going to the top liquor stores in San Francisco, like Healthy Spirits or Cask, to ask them what they had that was similar to this. They pointed to the obvious people working on projects like this -- for example, Corsair, which uses specialty grains and makes some hopped whiskeys and the like. But we ran out of things to compare it to really quickly. Since there was nobody else doing it, we decided we should be the ones to do it.

Clint was planning to go to grad school. He had saved up about $15,000. I had about $15,000 in my savings account that I had saved from running a transcription business. I asked him if he would take the money that he had saved up to start a business with me. He said yes, and we started the business in 2012. We incorporated in 2013 and opened for business in August of that year.

WF: How have you grown in the last five years? ∧

OBERT: We're insanely scrappy. We started with $30,000. We used that money to contract distill a batch of whiskey, and then we just hit the streets. We had a license that allowed us to self-distribute, so we made about 30 gallons of whiskey with the first run. That's about six five-gallon barrels. Clint and I would park our car on one block of San Francisco and walk down the street and start offering tastes of our whiskey to business owners. If they liked it, they would place an order for one to three bottles. We would run back to Clint's car or my car and pick up the bottles, bring them back with an invoice, and drop it off right there.

We eventually recovered our money and made a little bit more, which we used to make 60 gallons of whiskey. Then we made 120 gallons, and then 240 gallons, and it got to the point where we were making 240 gallons of whiskey like every other week and the people we contracted with were not able to keep up with us. At that time, we used a brewery to produce our beer and then we used a distillery to produce our spirits. We would go to the East Bay, brew a batch of beer, rent a tanker truck, and drive it up to the distillery. Then we would rent a U-Haul, fill it up with the un-aged whiskey, drive it back to a storage unit in San Francisco, and age it. We did that for about three years.

In 2015, we reached capacity with our contract facilities, so we decided to open up our own brewery-distillery. That was phase two of our business, and that's when things started absolutely taking off. We opened up the brewery and distillery in Bayview in San Francisco in August 2016. We were the first distillery open to the public in San Francisco's history. That definitely helped keep the lights on, because opening our facility to the public allowed us to offer tastings, do tours, and sell bottles directly to consumers. Our revenue started increasing drastically as soon as we opened that spot.

We ended up opening our first satellite location in November 2016, a taproom in the Sunset where we serve our beers. We're also serving food. In 2017, we just fought to keep up with all of the expansion. We started canning beers in October 2017. They started selling out faster than we were making them, which was kind of the same issue we had with the whiskey a few years earlier. We started looking for a way to make more beer just to keep up with the demand. We're planning to make 5,000 barrels of beer this year, and that 5,000 is pre-selling out before we're able to make it. It's absolutely crazy.

We just finished an expansion at the distillery on Egbert. Now, we're in the middle of opening up a much larger flagship facility in Mission Bay of San Francisco. It's about three blocks away from where the new Warriors stadium is going to be opening in 2018. We're planning a 19,000 square foot brewery, distillery, restaurant, cocktail bar, taproom, and bottle shop, and then we're going to create a hidden upstairs room that will be invitation-only. That expansion will catapult us to 20,000 to 30,000 barrels per year, from the 5,000 we're doing now. We've gone from growing 100% per year to 350% this year and anticipate another 200% next year.

WF: What are your revenues? ^

OBERT: In 2013, we did about $100,000 in sales, and we were only open from August to December. The second year we did about $250,000. In 2015, we did $500,000 or $600,000. Then, last year, we sold about $1.2 million. This year we're projecting close to $3.5 million.

It's important to note that that's $3.5 million without the new Mission Bay project. With the new project, we're projecting an extra $4.4 million in revenues per year in just direct-to-consumer sales. By the end of 2019, we're projecting a minimum of $10 million per year.

WF: What flavors are you focused on now? ^

OBERT: I am so into craft beer it's not even funny. I'm always seeking out the absolute best things. What I've started trying to do is to just make things that match what I want to buy and what the people I hang out with want to buy. One of the most important parts of my process is traveling throughout California and trying new beers. This state has completely different styles. Some of them don't taste like a beer at all. I hadn't really been into the idea of packaging beer until I started trying zero-IBU beers. I just thought, "This is unbelievable." Then I started looking at who else is using the model of an IBU of zero. Traditional IPAs use a bunch of hops in the boil kettle and you make it super bitter and super hoppy. Zero-IBU beers use zero hops in the boil kettle. It's all aromatic. Basically, it tastes like a can of juice. I saw breweries like Monkish and Treehouse and Trillium and Hill Farmstead and Alvarado Street, who are spread across the country but are doing the exact same model -- they're making these insanely juicy single and double IPAs and they're selling them direct to consumers in 16-ounce cans. They're doing between 200 and 500 cases per release and selling out in a matter of hours.

I decided we've got to do this exact same thing, but what I'm trying to do is take their model and make it more approachable for everybody. These guys are selling extremely quickly and making so much money just from direct-to-consumer sales. We did the math on Treehouse, and I think they're doing $20 million a year in direct-to-consumer can sales from IPAs. It's absurd. And these are breweries that most people haven't even heard of. Monkish, down south, sells about 360 cases per week direct to consumers.

Basically, for Seven Stills, we've already established the distribution model in California through our spirits because we've been distributing for the last four and a half or five years. We've got over 2,000 stores, bar,s and restaurants in California that carry our product. What we're trying to do is scale up with these juicy IPAs and put them into all the stores where we're already selling our whiskey. We've already got relationships throughout California, with Total Wine, Whole Foods, Bevmo, all of the specialty stores in the Bay Area. At this point, it's just a matter of making more.

WF: Why do you self-distribute? ⌃

OBERT: We have three locations with a fourth on the way, and then we try to push our product to our existing accounts and sell as much as possible. Self-distributing allows us to take an extra 35% margin. We have a warehouse. We recently hired three sales reps who are managing the Bay Area, and then we have a warehouse manager and driver.

WF: What's your sales breakdown? ^

OBERT: We're doing about 30% direct-to-consumer and about 70% wholesale. I'm working on promoting our Seven Stills locations a little more so we can get closer to 50/50 split.

We feel that getting people in our door, if they try our product, they're going to buy our stuff on the spot. Then when they're not coming to our location, they're going to go out to their local Whole Foods and buy it just because they had a good experience with us. That's why I really believe it's important to have a good blend of direct-to-consumer and wholesale. Obviously, it's a huge advantage to us to be able to have people come in directly to our facility, because we can educate them about our products, we can pour the whiskey or the beer exactly how we want it to be poured, and we can take them through the experience. We can create brand ambassadors much more effectively than we can with somebody who would just go to a bar and order our beer from a menu.

WF: What are your margins? ^

OBERT: We're operating on a 85% margin when we sell direct-to-consumer in to-go sales. For in-house consumption, it's like a 95% margin. In the tap room, we sell a $7 can, a $17 four-pack, which is $168 a case, compared to $78 wholesale. It's a 215% increase in sales when we sell direct for on-premise consumption.

WF: How do you plan to acquire more of the direct-to-consumer market? ^

OBERT: There are a ton of other breweries out there who are making really good products, but they're putting zero focus on their marketing or their salespeople. They're just expecting that the product is going to sell. That's simply not how it works. My strategy right now is extremely simple: I'm basically building a list of influencers. I have a list of about 100 people who are top posters on Instagram, on beer blogs, writers for the San Francisco Chronicle and San Francisco magazines and websites. All I do is send them a can of every beer we come out with. They post about it almost every time. An influencer with 65,000 followers on Instagram -- I send her a can and she posts it every single time. I've got about 50 people like that. They don't say that Seven Stills sent them cans; they just say, "Look at what I'm drinking." Then, all of a sudden, all these other people start seeing that this big influencer is posting stuff about our cans and they seek us out. I start getting emails. One post can lead to 20 to 30 emails per day.

It costs us about $10 a package to mail two cans together. We'll send out about 50-100 packages a month, so it costs us $500-$1000. The cans probably cost us $2 each to make. Total, that's about a $1,700 investment per month in influencer marketing.

We do some more traditional stuff, like advertising, too. It just doesn't work quite as well.

WF: What product are you most proud of? ⌃

OBERT: I think the biggest differentiator for us is our whiskeys. They're fundamentally different from craft beers. When Clint and I started Seven Stills, our whole goal was to make seven whiskeys out of seven unique craft beers for the seven hills of San Francisco. We have different street artists from the Bay Area design each bottle for us. Our flagship whiskey is a chocolate, oatmeal-style, peat-smoked malted barley. We won gold medals at the world spirits competition and at ADI for that. Our least traditional is our whiskey made from a double IPA with rye, Vermont maple syrup, and then hopped and dry hopped with cascade, centennial, and simcoe hops. It's crazy complex. It tastes like a concentrated IPA syrup, but it's 47% alcohol by volume. It's amazing.

Then, in addition to doing our core line, we do one collaboration with a different brewery every quarter. The one I'm most proud of recently is our collaboration with Sante Adairius, because in my opinion, they're the best sour brewery in the country. We were able to work with them on this new series. The first batch was aged in their Appreciation barrels, and we'll be releasing two more later this year. They were aged in West Ashley and Westly barrels. Westly has one of the highest trading values of any beers in the country. It's pretty exciting to get like these breweries with dedicated cult followings to partner up with us.

In terms of beer, our focus is on massively dry-hopped, zero IBU single and double IPAs. Eight Pounds per Barrel was one of the first ones we did that was insanely successful. It's got more than a four-star rating on Untappd after about 1,800 check-ins. That's now our regular IPA, which we're producing and canning every other week. Our other beer is always going to be just some other double IPA. The same kind of style, just a higher-alcohol, super-juicy, New England-style IPA.

WF: Why did you choose your new space in Mission Bay? ⌃

OBERT: The location is amazing. It's in an area that's totally booming right now. It's not as developed as downtown San Francisco, but it's on the cusp of just blowing up with the addition of the Warriors' stadium. Right now, 21st Amendment Brewery is the spot to go drink a beer before you watch a Giants game. They probably have 300 people in their bar during every single Giants game, just sitting there drinking beer and eating food. Their facility is maybe 6,000 square feet. They're pretty tiny compared to our new facility.

What we're trying to do is build a 21st Amendment Brewery for the Warriors stadium, on steroids. Our facility is 18,000 square feet. It's really close to the Giants stadium, too, just a five-minute trolley ride away. In addition to that, the top three stories of our building are being rented out by Adobe. That's their new headquarters. We're going to have a built-in customer base of 5,000 Adobe employees. Then, we're directly across the street from the California College of the Arts. That's another 6,500 students directly across the street.

Beyond that, the rent was really good. The developer is a publicly traded company, and they require amenities for certain projects. For this project, one of their desired amenities was a brewery. It's a really ballsy project to take on. It's going to cost us about $5 million to get it off the ground, but they gave us $1.2 million in a tenant improvement allowance that we're using for construction, plus 18 months of free rent. That's worth more than $1 million.

WF: What do you plan to do with the money you raise from Wefunder investors? ^

OBERT: We broke our raise into two phases. First, we did a pre-Series A that was intended to cover our soft costs, and that was for $700,000. We're hoping to raise more than $1 million from equity investors. Finally, our lender is giving us $2.65 million to cover all the equipment, furniture, fixtures, and general tangible assets.

WF: Walk me through the new space. ^

OBERT: Our architects have virtual reality technology, so although it's not constructed yet, we've actually walked through the space. You walk in on the west corner of the building, and there's a massive tasting bar right there. There's a giant wall of barrels that separates the tasting and retail area from the restaurant and bar area. On the tasting side, guests can come in and do a tasting flight. They can buy bottles to go, or explore while they're waiting to get a table.

From there, they walk into like the massive dining and cocktail bar area. On the right is the cocktail bar, featuring all of our spirits, including our vodka and whiskeys. We're going to do a bunch of draught cocktails. We're planning to hire a high-end bar manager to take over that program. At the end of the bar is our kitchen. It's about 2,000 square feet and inspired by street foods from around the world. Then that's just going to have a pass-through to the bar. Then, to the left, there's going to be a very large dining room with industrial-style tables and booths. There's seating for 120 guests in the dining room and 50 at the bar. And then, after you pass through the dining room, there's a giant outdoor beer garden with seating for another 50 people, with fire pits and full-service dining. Underneath the staircase, we're putting in a private lounge. That's for intimate dining seating that will be available for rental for private parties and stuff like that.

Finally, past the bar, there is going to be another wall of barrels. You're going to be able to push on one of the barrels and it's going to open a door and take you to a stairwell. Once you go through the stairwell, you'll go up the stairs to a speakeasy-style private whiskey bar on the second floor. We're going to put one-way glass there, which will allow patrons to overlook the entire facility, including the distillery and the dining room below. You'll be able to see everybody, but nobody will be able to see you. There, we're going to install whiskey lockers for our club members and bigger investors to use. They can have their guests come to this private speakeasy area and open their own bottles. We'll have a second bar upstairs with a draft tower with four beers for people to try. The draft tower downstairs will have 20-plus beers. We're going to put a pool table and lounge seating, super speakeasy style. Beyond that, there's a mezzanine that will be available for private events, but mostly it will be used for production.

In the back of the facility, we are moving our 300-gallon pot still. We're also purchasing a 750-gallon pot still, which will be the largest still in San Francisco. Finally, we're installing a 30-barrel brewhouse and twenty 60-barrel fermenters.

It's going to be incredible. We've been working on it for about 16 months. It took about a year to negotiate the terms with the developer. We signed the lease two or three months ago. Now we've been working with our architects and designing it.

WF: When do you plan to open the new facility? ^

OBERT: We plan to open in October 2018.

The builder is currently building the space to our specs. They left a lot of the facilities open, so once we finish the plans, we can have our general contractor go in and do the construction and finishing work. The base building is already there and everything is already constructed. They're just waiting for us to finish permitting so that we can do our construction, which should take about 50 days after the permits are issued.

WF: What has been your biggest challenge so far? ^

OBERT: Our biggest challenge by far has been keeping up with the growth. Demand for everything that we've done has outpaced our supply. We're constantly trying to expand and get creative without overextending ourselves and giving away too much of the company.

WF: What concerns do you have about the future? ^

OBERT: What really keeps me up at night is that I'm a crazy entrepreneur and I keep getting ideas no matter what time of day it is. I guess that should be scary, but it's not, really, it's just like I'm constantly trying to figure out something that we can do better or something that would be cool. I'm obsessed with taking things to the next level and constantly improving, which is not great if you're trying to have a stable business, but I like to keep things exciting.

WF: Who's on your team? ^

OBERT: Until 2015, it was Clint, my co-founder, and me. We hired my friend Jeff near the end of 2015. He helped us by bartending, making some sales, cleaning up some stuff, helping me brew a little bit. In 2016, we hired our first 10 people, mostly bartenders and a production assistant. Then, in 2017, we grew to 30 employees. As of now we're up to 39. We expanded so rapidly last year, it's crazy.

The way our team is structured is that Clint manages all production, so he's our COO. He manages all of the scheduling. Underneath him is our production manager, Rylan, who came from Speakeasy, and he ran their production until they went out of business. He's been working for us since then. He's one of the best brewers that I've ever met. We just hired Brandon, who is our head brewer. He came from Faction brewing. We've got Chris Lucas, who came from Bare Bottle Brewing. Our production team has two additional part-time staffers.

On my side of things, we're building out a sales team. I just hired Conner, who is our sales manager. He's regional. He came from Gus's Markets, a big grocery store chain in San Francisco, and he was working for a cider company before we recruited him. He's got a ton of experience in retail. Under, him we just hired two new sales reps: Michelle came from Cask, which is one of the biggest craft whiskey shops in San Francisco, and Mitchell from Morris Distributors. They're insanely skilled.

Additionally, we've got a marketing guy who runs all of our social media and all of our online content, Ryan Kelly. He was a marketing campaign manager for politicians and has a ton of experience in that area. We've got a design guy who does all of our creative conceptual stuff, including graphics. We hired him as an intern from CCA and he's grown with us for the last two years. We just hired our warehouse manager, who came from a health food warehouse management position.

All in all, our focus has really been on hiring the best people possible, who have more experience in their field than we do, so they can teach us.

Finally, I have an incredible team of advisors. Mike is my closest advisor. I work with him a couple of times a week. His background is in venture capital, so he really helps us out with the strategies, fundraising, financing, networking kind of stuff. He started Puenta Labs, and he's the advisor for another guy who started a cryptic currency company in San Francisco. Sam is one of my immediate advisors -- he is the vice president for mergers and acquisitions for SalesForce. I have his cell phone number and I call him when I have issues. He's this huge, huge player, and he's absolutely amazing. Finally, Chris is the CEO of Assay Advisors who specializes in mergers and acquisitions. He advises me on strategy as well.



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